News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Provides Notice of Redemption of Convertible Preferred Securities
    to Microsoft

    TORONTO, Oct. 11 /CNW/ - Rogers Communications Inc. ("Rogers" or the
"Company") today announced that it has given a notice of redemption to
Microsoft R-Holdings, Inc. ("Microsoft"), a subsidiary of Microsoft
Corporation, stating its intention to redeem its C$600 million 5 1/2%
Convertible Preferred Securities due August 2009 (the "Preferred Securities")
in accordance with the terms of such securities. To the Company's knowledge,
Microsoft currently is the sole holder of the Preferred Securities (the
"Holder").
    Under the terms of the Preferred Securities, following today's receipt of the notice of redemption from Rogers, the Holder has 27 days in which to give notice of its intention to convert the Preferred Securities into an aggregate
17,142,857 Class B Non-Voting shares of Rogers ("Rogers Class B shares"), representing a conversion price of C$35.00 per Rogers Class B share. Given that conversion price, Rogers expects that the Holder will exercise its conversion right. If the Holder does not give notice of conversion, Rogers will redeem the Preferred Securities on or about November 10, 2005.

    Cautionary Statement Regarding Forward Looking Information:

    This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Quarterly
Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange
Commission.

    About the Company:

    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net
Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services.  For further information about the
Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.

CNW 12:01e 12-OCT-05